UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DarioHealth Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-37704	45-2973162
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18 W. 18th St, 5th Floor

New York, New York 10011

(Address of principal executive offices)

(Zip Code)

Zvi Ben David, Chief Financial Officer

(972) 4-770-6377

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01:	Conflict Minerals Disclosure and Report

DarioHealth Corp. (“Dario”) is a leading global digital therapeutics company revolutionizing how people with chronic conditions manage their health. DarioHealth offers one of the most comprehensive digital therapeutics solutions on the market - covering multiple chronic conditions including diabetes, hypertension, weight management, musculoskeletal and behavioral health within one integrated technology platform. All references to “we,” “us,” or “our” shall mean DarioHealth Corp. and unless the context otherwise requires, its consolidated subsidiaries. Our next-generation, AI-powered, digital therapeutic platform supports more than just an individual's disease. We provide adaptive, personalized experiences that drive behavior change through evidence-based interventions, intuitive, clinically proven digital tools, high-quality software, and coaching to help individuals improve health and sustain meaningful outcomes. Our unique user-centric approach to product design and engagement creates an unparalleled experience that is highly rated by users and delivers sustainable results. In addition, our cross-functional team operates at the intersection of life sciences, behavioral science, and software technology and utilizes a performance-based approach to improve its users' health.

Our Dario Smart Diabetes Management Solution is a mobile, real-time, cloud-based, diabetes management solution based on an innovative, multi-feature software application to track and monitor all facets of diabetes, combined with a stylish, ‘all-in-one’, pocket-sized, blood glucose monitoring device, which we call the Dario Blood Glucose Monitoring System, that essentially turns a smartphone into a glucometer. In addition, we also offer an all-in-one smart glucose meter, a Bluetooth connected blood pressure cuff and a digital scale. Our product offerings focus on our DarioEngage software platform, where we digitally engage with Dario users, assist them in monitoring their chronic illnesses and provide them with coaching, support, digital communications and real time alerts, trends and pattern analysis. In addition, customized, dynamic user journeys are delivered by our AI-driven journey engine, the “Dario Loop” (formerly called Dario Intelligence), which personalizes user experience across a range of factors including timing, tone, channel, content, frequency, and intervention. We believe that our dynamic personalized approach ensures superior engagement and retention, reduced costs, and ultimately, improved user health. We have obtained regulatory clearance or approval for the Dario Blood Glucose Monitoring System in the U.S., Canada, the E.U., Israel and Australia, among others. We believe that our targeted health platform is a highly personalized preventative and proactive approach to health improvement based on individual behavior and treatment, tailored to each person’s unique profile.

A company is required to file this Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals are referred to as “conflict minerals” and consist of columbite-tantalite, cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold.

We manufacture, or contract to manufacture, certain products for which conflict minerals are necessary to the functionality or production of those products. Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding conflict minerals contained in our products manufactured in calendar year 2021. We believe our RCOI was reasonably designed to determine whether any conflict minerals contained in those products originated in the Democratic Republic of the Congo (DRC) or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

We first conducted a detailed review of our purchases of materials necessary to the functionality or production of our products that we manufactured in 2021 to determine whether we purchase any conflict minerals. We determined that certain of our products (collectively, the “covered products”) contain some conflict minerals (namely, gold) that are necessary to the functionality or production of those products. We do not directly purchase conflict minerals, nor do we have any direct relationship with any mines or smelters that process these minerals. In conducting our RCOI, we conducted a supply-chain survey with our suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) Conflict Minerals Reporting Template. We required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to us. All of our suppliers of materials for covered products manufactured in 2021 certified that the conflict minerals contained in materials supplied to us were not sourced from Covered Countries or from recycled or scrap sources.

As a result of our RCOI, we determined that we have no reason to believe that the conflict minerals contained in our products originated from the Covered Countries or were not from recycled or scrap sources.

The information contained in this section is also publicly available on the Company’s website at www.mydario.com.

Item 1.02:	Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01:	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarioHealth Corp.
(Registrant)

By:	/s/ Zvi Ben David
(Signature)
Name:	Zvi Ben David
Title:	Chief Financial Officer, Treasurer and Secretary

Date: May 13, 2022